UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month of August 2025

333-08704
(Commission file number)

ICON plc
(Translation of Registrant's name into English)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

EXHIBIT LIST

Exhibit	Description

99.1	ICON plc Unaudited Interim Financial Statements (IFRS Single Company Financial Statements)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Nigel Clerkin
Date:	August 26, 2025	Nigel Clerkin
Chief Financial Officer